August 2024

Monthly Investor Update

SYDNEY, Australia, September 5, 2024 (GLOBE NEWSWIRE) -- IREN (NASDAQ: IREN) (together with its subsidiaries, "IREN" or "the Company"), a leading next-generation data center business powering the future of Bitcoin, AI and beyond, today published a monthly investor update for August 2024.

Key Highlights

Bitcoin Mining
- 245 Bitcoin mined in Aug
- 16 EH/s installed (as of Sep 4)
- 20 EH/s in Sep, 30 EH/s in 4Q

AI Cloud Services
- 816 NVIDIA H100 GPUs, servicing multiple customers

Data Centers
- 300MW operating, 510MW in 2024
- Monetization conversations ongoing

Corporate
- FY24 Results webcast, replay available *here*

Key Metrics	Aug-24	Jul-24	Jun-24
Bitcoin Mining[1]			
Average operating hashrate (PH/s)	10,940	9,008	9,316
Renewable energy usage (MW)[2]	246	241	246
Bitcoin mined	245	222	233
Mining revenue (US$'000)	14,985	13,592	15,490
Electricity costs (US$'000)[3]	7,341	13,674	9,183
Hardware profit margin (%)[4]	51%	(1%)	41%
Revenue per Bitcoin (US$)	*61,150*	*61,306*	*66,571*
Electricity cost per Bitcoin (US$)	*29,958*	*61,677*	*39,466*
AI Cloud Services			
AI Cloud Services revenue (US$'000)	1,290	1,266	1,078
Electricity costs (US$'000)	20	19	20
Hardware profit margin (%)[4]	98%	98%	98%

Note: Electricity costs are presented on a net basis and calculated as IFRS electricity charges net of realized gain/(loss) on financial assets (excluding one-off cost of $7.2m to close out August and September 2024 power hedges, as part of the transition to spot pricing), ERS revenue (included in other income) and ERS fees (included in other operating expenses). Figures are based on current internal estimates and exclude REC purchases.

Monthly Investor Update

Bitcoin Mining


50 EH/s
15 J/TH
30 EH/s
15 J/TH
20 EH/s
17 J/TH
16 EH/s
18 J/TH
Current
Sep-24
4Q 2024
2025
Installed
Under Construction
Miner Options

16 EH/s installed (18 J/TH) – on track for 30 EH/s
- 20 EH/s in Sep 2024 (17 J/TH efficiency)
- 30 EH/s in 4Q 2024 (15 J/TH efficiency)
- New 10.5 EH/s purchase of S21 XP miners (improves efficiency from 16 J/TH to 15 J/TH at 30 EH/s)
- Pathway to 50 EH/s in 2025 secured via existing S21 Pro miner purchase options

August operations
- Reduction in electricity cost per Bitcoin to $29,958 (from $61,677 in July), following successful transition to spot pricing from August
- August electricity cost of 3.1c/kWh at Childress
- Spot pricing with curtailment allows IREN to optimize power costs in real-time, avoiding prior hedging costs and risks
- Increase in mining revenue vs. July driven by higher operating hashrate, partially offset by increased network difficulty

AI Cloud Services


$1.7m
$4.9m
$7.0m
$10.7m
$12.9m
$15.2m
$15.5m
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24

AI Cloud Services revenue (annualized)

AI Cloud Services
- 816 NVIDIA H100 GPUs
  - Business continues to scale – both revenue and number of customers
  - Strong customer demand and pipeline
  - Poolside contract roll-off on August 30, capacity being redeployed with other customers

2

Monthly Investor Update

Data Centers



Childress (August 2024)

510MW of data centers in 2024

- Childress Phase 2 (100MW) – Sep 2024
  - 100MW substation energized
  - 40MW data centers commissioned
- Childress Phase 3 (150MW) – 4Q 2024
  - Foundational, structural and electrical works ongoing for 6 x 25MW data centers

Monetization conversations ongoing

- Morgan Stanley process: NDAs signed, information being provided to interested parties
- Colocation opportunities at existing Canadian and Childress sites

Data Center	Capacity (MW)	Capacity (EH/s)[5]	Timing	Status
Canal Flats (BC, Canada)	30	1.2	Complete	Operating
Mackenzie (BC, Canada)	80	4.3	Complete	Operating
Prince George (BC, Canada)	50	3.2	Complete	Operating
Childress (Texas, USA)	140	7.3	Complete	Operating
Total Operating	**300**	**16**		
Fleet Upgrade (Incremental)	-	1.8	Sep 2024	In progress
Childress Phase 2 (Texas, USA)	60	2.2	Sep 2024	Under construction
Childress Phase 3 (Texas USA)	150	10	Dec 2024	Under construction
Total Operating & Construction	**510**	**30**		
Childress Phase 4 - 6 (Texas, USA)	400		2025+	Power available
Development Site (Texas, USA)	1,400		Late 2026	Connection underway
Additional Pipeline	>1,000			Development
Total	**>3,000**			

3

Monthly Investor Update

Corporate



Co-Founder & Co-CEO Daniel Roberts speaking at Macquarie ASEAN Conference 2024

Reported FY24 results

- Continued growth across revenue, earnings and cashflow
- $405m cash, no debt[6]
- Watch the webcast replay *here*

Events

- Needham Crypto Conference, Virtual (Sep 5, 2024)
- Citi Global TMT Conference, New York (Sep 4 – 6, 2024)
- HCW Global Investment Conference, New York (Sep 9 – 11, 2024)
- Wolfe Research Utilities, Midstream & Clean Energy Conference, Virtual (Sep 30, 2024)

4

Monthly Investor Update 5 Assumptions and Notes 1. Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees). 2. Comprises actual power usage for Canal Flats, Mackenzie, Prince George, and Childress. The Company’s Canal Flats, Mackenzie and Prince George sites have been powered by 100% renewable energy since inception of which approximately 98% is directly from renewable energy sources; approximately 2% is from the purchase of RECs. The Company’s Childress site has been powered by 100% renewable energy since inception via the purchase of RECs. 3. Electricity costs are presented on a net basis and calculated as IFRS electricity charges net of realized gain/(loss) on financial assets (excluding one-off cost of $7.2m to close out August and September 2024 power hedges, as part of the transition to spot pricing), ERS revenue (included in other income) and ERS fees (included in other operating expenses). Figures are based on current internal estimates and exclude REC purchases. 4. Hardware profit margin for Bitcoin mining and AI Cloud Services is calculated as revenue less net electricity costs, divided by revenue (for each respective revenue stream) and excludes all other costs. 5. Capacity to be installed comprises combination of Bitmain T21, S21 Pro and S21 XP miners. 6. Reflects USD equivalent, audited cash and cash equivalents as of June 30, 2024. Contacts Media Jon Snowball Domestique +61 477 946 068 Danielle Ghigliera Aircover Communications +1 510 333 2707 Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts. Monthly Investor Update 6 Forward-Looking Statements This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for AI Cloud Services); IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety

Monthly Investor Update 7 requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity, the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Preliminary Financial Information The preliminary financial information included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update. Non-IFRS Financial Measures This investor update includes non-IFRS financial measures, including electricity costs (presented on a net basis) and hardware profit margin. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of non-IFRS financial measures. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.